Synergen Law Group A Professional Law Corporation

April 14, 2011

Mr. John Stickel, Attorney Advisor Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Via EDGAR Only
Re:           Poway Muffler and Brake, Inc.
Amendment No. 8 to Registration Statement on Form S-1
File No. 333-164856

Dear Mr. Stickel:

On behalf of Poway Muffler and Brake, Inc. (the ''Company''), we have today filed via the EDGAR system, Amendment No. 8 (the “Eighth Amendment”') to the above-captioned Registration Statement in response to your comment letter dated April 13, 2011.

Report of the Independent Registered Public Accounting Firm, page 16

1.   Please correct the date of the audit report. The audit report for the year ended December 31, 2011 is dated March 13, 2010, which is nine months before fiscal year ended December 31, 2010.

The Company's Auditor has amended the Report accordingly.

Consent of Independent Registered Public Accounting Firm. Exhibit 23.1

2.   We note that the consent of independent registered public accounting firm references the audit report dated March 13,2010, which is nine months before fiscal year ended December 31, 2010. Please correct accordingly.

The Company's Auditor has amended the Consent accordingly.

Do not hesitate to contact me if you should have any further questions.

Regards,
SYNERGEN LAW GROUP

/s/ Karen A. Batcher, Esq.

Karen A. Batcher, Esq.
kbatcher@synergenlaw.com

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 619.512.5184